


SEC MAIL PROCESSING
RECEIVED
JUN 28 2010
WASH. D.C.
193
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009.

or

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ______________.

Commission file number 000-51217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEARS HOLDINGS 401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

SEARS HOLDINGS 401(k) SAVINGS PLAN

TABLE OF CONTENTS

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

Deloitte

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Sears Holdings 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Sears Holdings 401(k) Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplementary information by fund are the responsibility of the Plan's management. Such supplemental schedule and supplementary information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2010

SEARS HOLDINGS 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009
(Thousands of dollars)

		Supplementary Information	
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Holdings Stock Fund**
INVESTMENTS IN MASTER TRUST AT FAIR VALUE (Note 3):			
Investment securities and other	$3,130,171	$ 2,960,337	$ 169,834
Participant notes receivable	59,841	59,841	
Total plan interest in master trust at fair value	3,190,012	3,020,178	169,834
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	3,190,012	3,020,178	169,834
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(9,489)	(9,489)	
NET ASSETS AVAILABLE FOR BENEFITS	$3,180,523	$ 3,010,689	$ 169,834

See notes to financial statements.

SEARS HOLDINGS 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008
(Thousands of dollars)

		Supplementary Information	
ASSETS	Total	Participant-Directed Funds	Sears Holdings Stock Fund
INVESTMENTS IN MASTER TRUST AT FAIR VALUE (Note 3):			
Investment securities and other	$ 2,733,049	$ 2,645,271	$ 87,778
Participant notes receivable	62,286	62,286	
Total plan interest in master trust at fair value	2,795,335	2,707,557	87,778
RECEIVABLES:			
Employer contribution	20,213	19,122	1,091
Total receivables	20,213	19,122	1,091
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,815,548	2,726,679	88,869
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	15,697	15,697	
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,831,245	$ 2,742,376	$ 88,869

See notes to financial statements.

SEARS HOLDINGS 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009
(Thousands of dollars)

		Supplementary Information	
	Total	Participant-Directed Funds	Sears Holdings Stock Fund
INVESTMENT INCOME IN MASTER TRUST (Note 3):			
Investment income	$ 576,262	$ 480,058	$ 96,204
Interest on participant notes receivable	3,873	3,873	
Total plan interest in master trust investment income	580,135	483,931	96,204
CONTRIBUTIONS:			
Employee	138,068	130,631	7,437
Employee - rollover	2,938	2,867	71
Employer - cash	6,627	6,286	341
Total contributions	147,633	139,784	7,849
WITHDRAWALS	(364,316)	(349,874)	(14,442)
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	(14,174)	(13,816)	(358)
NET INCREASE	349,278	260,025	89,253
FUND TRANSFERS		8,288	(8,288)
NET ASSETS AVAILABLE FOR BENEFITS:			
January 1	2,831,245	2,742,376	88,869
December 31	$ 3,180,523	$ 3,010,689	$ 169,834

See notes to financial statements.

SEARS HOLDINGS 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008
(Thousands of dollars)

		Supplementary Information	
	Total	Participant-Directed Funds	Sears Holdings Stock Fund
INVESTMENT INCOME (LOSS) IN MASTER TRUST (Note 3):			
Investment loss	$ (954,103)	$ (814,859)	$ (139,244)
Interest on participant notes receivable	4,790	4,790	
Total plan interest in master trust investment loss	(949,313)	(810,069)	(139,244)
CONTRIBUTIONS:			
Employee	185,759	174,688	11,071
Employee - rollover	3,358	3,262	96
Employer - cash	82,267	77,536	4,731
Total contributions	271,384	255,486	15,898
WITHDRAWALS	(487,648)	(462,359)	(25,289)
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	(13,631)	(13,239)	(392)
NET DECREASE	(1,179,208)	(1,030,181)	(149,027)
FUND TRANSFERS		13,164	(13,164)
NET ASSETS TRANSFERRED FROM SEARS PUERTO RICO SAVINGS PLAN AT FAIR VALUE (Note 1)	18	16	2
NET ASSETS AVAILABLE FOR BENEFITS:			
January 1	4,010,435	3,759,377	251,058
December 31	$ 2,831,245	$ 2,742,376	$ 88,869

See notes to financial statements.

1. DESCRIPTION OF PLAN

History and Purpose - Sears, Roebuck and Co. (the "Company") established a predecessor plan to the Sears Holdings 401(k) Savings Plan (the "Plan") by the execution and adoption of a plan document (the "Plan Document"), dated July 1, 1916. The Plan Document has been amended and restated from time to time. The Plan was most recently fully amended and restated as of January 1, 2006, but has been amended from time to time thereafter. The following description of the Plan provides only general information. Participants should refer to the Plan Document for complete information.

Prior to January 1, 2005, employees of Sears, Roebuck de Puerto Rico, Inc. participated in the Plan. Effective January 1, 2005, the Company established the Sears Puerto Rico Savings Plan (the "Sears Puerto Rico Plan") and Plan assets attributable to those participants were transferred to the Sears Puerto Rico Plan in February 2005.

Also effective January 1, 2005, The Sears 401(k) Savings Plan Master Trust (the "Master Trust") was established to replace the former trust for the safekeeping of Plan assets and to commingle the investment of Plan assets with those of other participating plans, including currently the assets of the Sears Puerto Rico Plan and, as noted below, the Kmart Retirement Savings Plan for Puerto Rico Employees (the "Kmart Puerto Rico Plan").

In March 2005, the Company merged with Kmart Holding Corporation and became a wholly owned subsidiary of Sears Holdings Corporation ("Holdings"). The Company continues to sponsor the Plan.

By the close of business March 31, 2006, the Kmart Retirement Savings Plan (the "Kmart Plan") was merged with the Plan. At that time, Kmart Plan assets, including participant loans, were transferred to either this Plan or, with respect to Kmart Plan participants who resided in the Commonwealth of Puerto Rico, to the Kmart Puerto Rico Plan.

Effective April 1, 2006, the name of the Plan was changed from the Sears 401(k) Savings Plan to the Sears Holdings 401(k) Savings Plan, and the name of the Master Trust was changed from The Sears 401(k) Savings Plan Master Trust to The Sears Holdings 401(k) Savings Plan Master Trust.

Administration - The administration of the Plan's operations is the sole responsibility of the Plan Administrator. The Sears Holdings Corporation Administrative Committee ("Administrative Committee") is Plan Administrator for all purposes of the Employee Retirement Income Security Act of 1974 ("ERISA"). The members of this committee are employees of Sears Holdings Corporation and Sears Holdings Management Corporation.

State Street Bank and Trust Company serves as the trustee (the "Trustee") for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. Prior to July 1, 2008, CitiStreet LLC, a joint venture of State Street Corporation and Citigroup, served as the Plan recordkeeper. Effective July 1, 2008, ING Group acquired 100% of CitiStreet LLC and renamed it as ING Institutional Plan Services ("ING"). In its new form, ING continues as the Plan's recordkeeper.

The Company, the Administrative Committee, and the Sears Holdings Corporation Investment Committee ("Investment Committee") (also consisting of employees of Sears Holdings Corporation and Sears Holdings Management Corporation), are the named fiduciaries under the Plan. The Investment Committee has authority relating to the acquisition, retention and disposition of Plan assets and the appointment, retention, and termination of investment managers. Towers Watson Investment Services, Inc. (formerly Watson Wyatt Investment Consulting) has been appointed to serve as investment advisor.

Certain expenses incurred in connection with the operation of the Plan are paid from Master Trust assets. Brokers' commissions and related expenses on transactions in portfolio securities are also paid from Master Trust assets. Compensation to members of the Investment Committee is paid by the applicable employer, not the Plan or Master Trust.

Eligibility - A full-time regular or part-time regular employee of the Company (including participating subsidiaries and affiliates) who satisfies the definition of eligible employee is eligible for participation on the first day of the third month following the date of hire.

Participants' Contributions and Investment Options - An eligible employee becomes a participant by electing to make contributions to the Plan and properly completing the enrollment process. Participants may contribute up to an aggregate 50 percent of annual eligible annual compensation through a combination of pre-tax (up to 50 percent) and/or after-tax contributions (up to 25 percent). Participants turning age 50 or older during a plan year are eligible to make an additional pre-tax "catch-up" contribution up to the applicable Internal Revenue Service catch-up contribution limit.

Effective for payroll periods that end after January 31, 2009, a Highly Compensated Employee's pre-tax contributions were limited to five percent of his or her eligible compensation and after-tax contributions were limited to zero percent of his or her eligible compensation. Effective for payroll periods that end after August 31, 2009, a Highly Compensated Employee's pre-tax contributions were further limited to two percent of his or her eligible compensation and after-tax contributions remain limited to zero percent of his or her eligible compensation. The Administrative Committee reserves the right to adjust these limits on Highly Compensated Employees during the Plan year depending on non-discrimination results.

Participants may direct that pre-tax and after-tax contributions be invested in any combination of the following investment funds: the Sears Holdings Corporation Stock Fund ("Holdings Stock Fund"), which invests principally in Sears Holdings Corporation stock; the Stable Value Fund; the Bond Fund; the S&P 500 Index Fund; the Small-Mid Cap Value Fund; the Small-Mid Cap Growth Fund; the Large Cap Value Fund; the Large Cap Growth Fund; the International Equity Fund; any of five Target Retirement Funds; and the Self-Managed Brokerage Account (through which a participant may invest in any number of mutual funds, common stock and other investments). Participants are immediately fully vested in their contributions and earnings thereon.

The Kmart Stable Value Fund and the Kmart Conservative and Moderate Portfolio Funds were transferred from the Kmart Plan into the Plan as legacy funds. As such, Kmart participants who had balances in these funds could make no further contributions nor transfer existing money into these funds. Assets remaining invested in these funds were transferred to comparable investment options over a three-year period that ended on March 31, 2009.

Employer Contributions - Through payroll periods ending January 31, 2009, the Company matching contribution was fixed at 100 percent of a participant's pre-tax contributions up to the first three percent of eligible compensation and 50 percent of the pre-tax contributions the participant made on the next two percent of eligible compensation. These contributions were intended to constitute qualified nonelective matching contributions under Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code (i.e., the Plan is a safe harbor 401(k) plan).

The Plan was amended to suspend the employer matching contributions for payroll periods that end after January 31, 2009, until further amendment of the Plan. As a result, effective January 1, 2009, the Plan is no longer intended to satisfy Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code; accordingly, the Plan is no longer a safe harbor 401(k) plan.

Prior to the suspension of matching contributions, the Plan allowed for the Company matching contribution to be made quarterly and to be payable in cash or stock or a combination of both. If in cash, it was invested based on participants' pre-tax contribution elections. If in stock, it was invested in the Holdings Stock Fund. Contributions were available for diversification immediately upon deposit. Contributions for the years ended December 31, 2009 and 2008 were in cash.

Prior to the suspension of matching contributions, to be eligible for the Company matching contribution, a participant must have had one year of service and been credited with 1,000 hours of service by that date. All active participants in the Plan are immediately fully vested in the Company matching contribution (other than the discretionary matching contributions described below). The vested status of a participant who terminated employment prior to January 1, 2006, is determined based upon the terms of the Plan in effect at his or her date of termination. Participants should refer to the Plan Document for a more complete description of the Plan's vesting provisions.

The Plan includes a provision that allows for discretionary matching contributions. Discretionary matching contributions, if any, are subject to a three-year cliff vesting schedule. There were no discretionary matching contributions in 2009 and 2008.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and earnings and losses thereon, and is charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document.

During 2008, the balance of a participant's account held in the Sears Puerto Rico Plan was correctly transferred to the Sears Plan.

Participant Loans - Active participants may borrow from their Plan account up to the lesser of $50,000 or 50 percent of the vested account balance. Loans are repaid through payroll deductions over any number of months up to five years (or 15 years for a loan for the initial purchase of a principal residence of the participant). The interest rate is the prime rate plus one percent as published on the last day of the month prior to the date the loan is issued.

Withdrawals - Upon termination of employment, a participant is entitled to a complete withdrawal of his or her account balance as of the latest posted valuation preceding the date on which payment is made. Partial in-service withdrawals are permitted in accordance with the withdrawal provisions set forth in the Plan Document and do not terminate participation but are subject to restrictions on participant balances.

Forfeited Accounts - At December 31, 2009 and 2008, forfeited nonvested accounts totaled $59,608 and $24,966, respectively. These accounts are used to reinstate previously forfeited balances of rehired employees, pay reasonable expenses of the Plan, and offset future employer contributions. During the years ended December 31, 2009 and 2008, forfeitures of $7,708 and $332,139, respectively, were used to offset employer contributions.

Termination of Participation - Active participation in the Plan ceases after termination of employment. Any participant terminating with account balances in excess of $1,000, who defers distribution of his or her account balances, remains a participant until the participant receives a full distribution of his or her account balances.

Termination of Participation by an Employer - If any employer (other than the Company) whose employees are Plan participants is judicially declared bankrupt or insolvent, or ceases to be a member of the controlled group of corporations (within the meaning of Section 414(b) of the Internal Revenue Code) that includes the Company, or if any employer or a division of any employer is excluded from participation in the Plan, the assets of the Plan attributable to the employees of such employer, who do not become employees of the Company or of any other participating employer, shall be paid from their respective account to the extent permitted by the Internal Revenue Code. Such account balances shall not be payable while an affected employee remains employed within the Company's controlled group of corporations, except under loan and in-service withdrawal provisions, as applicable.

Amendment, Suspension, or Termination of the Plan - Although it has not expressed any intent to do so, the Board of Directors of the Company may, at its sole discretion, amend, suspend, or terminate the Plan at any time, provided, however, that no amendment, suspension, or termination of the Plan shall have any effect of diverting the assets of the funds to purposes other than the exclusive benefit of participants and their beneficiaries, or the payment of reasonable administrative expenses of the Plan. Further, the Board of Directors of the Company approved the delegation of amendment authority to the Administrative Committee. In the event of the Plan's termination, each participant's account balance will be fully vested. The assets of the Plan shall be distributed to Plan participants on the basis of their respective interests in the Plan, as soon as practicable, to the extent permitted by the Internal Revenue Code.

ERISA - The Plan is subject to certain provisions of Titles I and II of ERISA relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Plan is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on Plan termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Master Trust Investment and Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded as earned.

The Master Trust's investment in various common collective trusts is broadly diversified among various market capitalizations, growth and value investment styles, yields, maturities, and market indices. These common collective trusts are primarily invested in publicly traded securities and have a variety of investment asset classes including equity funds, fixed income funds, and balanced funds.

Fully Benefit-Responsive Investment Contracts - The statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investments in the Stable Value Fund and the legacy Kmart Stable Value Fund and the Kmart Conservative and Moderate Portfolio funds are valued at fair value and then adjusted to contract value (deposits made, plus interest accrued at the contract rate, less withdrawals and fees) as described above.

Through late February 2008, the Stable Value Fund was invested in three stable value funds that were common collective investment trust funds ("trusts"). The trusts invested in guaranteed investment contracts, synthetic guaranteed investment contracts, bank investment contracts, other investment contracts, repurchase agreements, other common collective trusts, short-term investment funds or other cash equivalents. Effective in late February 2008, the investments in the Stable Value Fund were sold with 90% reinvested in three portfolios of bond investments and 10% in liquid assets comprised of a stable value common collective investment trust fund and a short-term investment fund. On behalf of the Master Trust, the Stable Value Fund investment manager entered into four synthetic investment ("wrapper") contracts with high quality insurance companies and banks ("wrapper providers") that serve to substantially offset the price fluctuations in the three portfolios of underlying assets caused by movements in interest rates. The wrapper contracts obligate the wrapper providers to maintain the contract value of the portfolios of underlying investments. Contract value is generally equal to the principal amounts invested in the portfolios, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals. Under the terms of the wrapper contracts, gains and losses on the underlying investments are amortized through adjustments to future contract interest crediting rates, which are reset quarterly and which cannot be less than 0%. Primary variables impacting future crediting rates of the Stable Value Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract. The liquid assets may comprise from 0% to 15% of the Stable Value Fund and provide for daily participant cash flows and expenses. The average yield of the Stable Value Fund for the years ended December 31, 2009 and 2008 was 2.39% and 3.97%, respectively. The crediting interest rate at December 31, 2009 and 2008 was 2.85% and 3.61%, respectively.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their Stable Value Fund (the "Fund") investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. Company-initiated events, outside the normal operation of the Plan, may limit the ability of the Fund to transact at contract value. Examples of such events include, but are not limited to, failure of the Plan or its trust to qualify for federal income tax exemption under ERISA; communications given to Plan participants designed to induce them to not invest in the Fund, or to transfer assets out of the Fund; and complete or partial termination of the Plan, or adoption of a competing plan.

Through March 31, 2009, the Master Trust held investments in two fully benefit-responsive group annuity contracts with Prudential Insurance Company of America ("Prudential"). These investments were held in the legacy Kmart Stable Value Fund and the Kmart Conservative and Moderate Portfolio funds of the Plan. By letter dated February 14, 2006, Holdings gave formal notice to Prudential to terminate the contracts. Prudential agreed to liquidate the assets in four annual installments over a three-year period ending March 31, 2009, in accordance with contract provisions. Such payments were not subject to a market value adjustment. Prudential did not terminate the contracts at any amount less than contract value. These provisions of the Prudential contracts did not impact the participants' ability to transfer money from this investment. Prudential maintained the balances in individual separate accounts. Group annuity contracts are included in the financial statements at fair value as determined by Prudential and then adjusted to contract value. Fair value of the contracts was calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The accounts were credited daily with interest on the balances in the separate accounts. The interest rate received was established quarterly by Prudential but could not be less than three percent and was not based upon the investment performance in the separate accounts as defined by the contract with Prudential. For 2009, the average annualized earnings yield through March 31, 2009 for these contracts was 3.20%, and the average crediting rate on March 31, 2009 was 3.20%. For 2008, the average earnings yield for these contracts, computed by dividing the annualized actual earnings credited to the plan on the last day of the plan year by the end of plan year fair value, was 3.18%, and the average crediting rate, computed by dividing the annualized earnings credited to participants on the last day of the plan year by the end of plan year fair value, was 3.18%.

Interfund Transactions - All interfund transactions are made at fair value and are eliminated in combination.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2009 and 2008 were $3.9 million and $1.8 million, respectively.

New Accounting Pronouncements - In June 2009, the Financial Accounting Standards Board, or FASB, issued the FASB Accounting Standards Codification ("Codification"). Beginning in the third quarter of 2009, the Codification became the single source for all authoritative generally accepted accounting principles, or GAAP, recognized by the FASB and is required to be applied to financial statements issued for annual periods ending after September 15, 2009. SEC rules and interpretive releases also continue to be sources of authoritative GAAP for SEC registrants. The Codification does not change GAAP and did not impact the financial statements of the Plan.

Disclosures about Fair Value Measurements - In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements." The update clarifies existing disclosure and requires additional disclosures regarding fair value measurements. Effective for reporting periods beginning after December 15, 2009, entities will be required to disclose significant transfers into and out of Level 1 and 2 measurements in the fair value hierarchy and the reasons for those transfers. Effective for reporting periods beginning after December 15, 2010, entities will be required to provide separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 investment measurements. As this update only relates to financial statement disclosures, we do not expect it will have an impact on the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

In September 2009, the FASB issued Accounting Standards Update No. 2009-12, "Fair Value Measurements and Disclosures: Investments in Certain Entities that Calculate Net Asset per Share (or its Equivalent)." The update is effective with the first reporting period ending after December 15, 2009 and expands the required disclosures for certain investments with a reported net asset value (NAV). The standard permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The standard requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. This update was adopted by the Plan on a prospective basis for the year ended December 31, 2009. The adoption did not have a material impact on the fair value determination and disclosure of the applicable investments.

Disclosures About Derivative Instruments and Hedging Activities - In March 2008, the FASB issued a new standard regarding disclosures about derivative instruments and hedging activities. The standard supplements previously required disclosures with additional qualitative and quantitative information, including information regarding our use of derivatives and the effects of derivative positions on the earnings of the Plan. As of January 1, 2009, we adopted the new standard (see Note 7, "Derivative Financial Instruments"). There was no impact on the statement of net assets and statement of changes in net assets available for benefits upon adoption of this new standard.

Disclosures About Credit Derivatives - In September 2008, the FASB updated accounting standards regarding disclosures about credit derivatives and certain guarantees. This update expanded disclosures for certain derivatives subject to previously issued accounting standards for derivative instruments. This update was adopted by the Plan on a prospective basis for the year ended December 31, 2008 (see Note 7, "Derivative Financial Instruments"). The adoption had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

3. INTEREST IN MASTER TRUST

Certain of the Plan's investment assets are held in a trust account with the Trustee and consist of an undivided interest in an investment account of The Sears Holdings 401(k) Savings Plan Master Trust, a master trust established by the Company on January 1, 2005, and administered by the Trustee. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Sears Puerto Rico Plan and the Kmart Puerto Rico Plan for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest in each plan to the total of the interests of all participating plans.

Net assets of the Master Trust as of December 31, 2009 and 2008 are summarized as follows:

(thousands of dollars)	December 31 2009	2008
Assets:		
Investments at fair value:		
Sears Holdings Corporation common shares*	$ 173,033	$ 89,122
Other common and preferred stock	404,006	268,745
Registered investment companies	117,769	92,298
Common/collective trusts	1,433,018	1,246,499
Group annuity contracts		82,152
Stable value investment fund	778	852
Fixed income securities	832,072	783,359
Swaps loss position		(6,595)
Short-term investments	15,299	
Collective short-term investment fund	88,051	256,735
Participant-directed brokerage accounts	37,341	27,450
Participant notes receivable	60,326	62,810
Total investments at fair value	3,161,693	2,903,427
Receivables:		
Dividend and interest	6,309	7,608
Currency contract receivables		2,474
Due from brokers and others	71,601	43,316
Total receivables	77,910	53,398
Cash	698	8,551
Total assets	3,240,301	2,965,376
Liabilities:		
Currency contract payables		2,385
Due to brokers and others	32,946	153,960
Total liabilities	32,946	156,345
Net assets in Master Trust at fair value	3,207,355	2,809,031
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,534)	15,767
Net assets in Master Trust	$ 3,197,821	$ 2,824,798
Plan's interest in Master Trust net assets	$ 3,180,523	$ 2,811,032
Plan's percentage interest in Master Trust net assets	99.5%	99.5%

* Party-in-interest

The Plan's interest in Master Trust net assets of $3.2 billion and $2.8 billion exceeds five percent of the Plan's net assets available for benefits as of December 31, 2009 and 2008, respectively.

The net investment earnings of the Master Trust for the years ended December 31, 2009 and 2008 are summarized below:

(thousands of dollars)	2009	2008
Dividend, interest and other income	$ 45,830	$ 62,625
Net appreciation (depreciation) in fair value of investments:		
Sears Holdings Corporation common shares*	97,970	(141,905)
Other common and preferred stock	135,887	(187,969)
Registered investment companies	25,882	(82,368)
Common/collective trusts	253,790	(564,421)
Group annuity contracts	619	3,335
Corporate notes and bonds	9,823	(20,144)
Government-backed and government agency bonds	1,067	2,369
Government notes and bonds	(1,088)	(224)
Foreign and yankee bonds	1,812	(3,510)
Swaps, options, futures and other	3,487	(5,333)
Short-term investments	1	
Participant-directed brokerage accounts	9,137	(17,319)
Net appreciation (depreciation) in fair value of investments	538,387	(1,017,489)
Investment income (loss) of Master Trust	$ 584,217	$ (954,864)
Plan's interest in Master Trust investment income (loss)	$ 580,135	$ (949,313)

* Party-in-interest

4. FAIR VALUE MEASUREMENTS

We determine fair value of the underlying investments in the Master Trust based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy and the Plan's methodology for determining the fair value of the underlying investments in the Master Trust are described as follows:

Level 1 inputs: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing price information.

Common and preferred stocks, registered investment companies (mutual funds), and U.S. government treasury and agency notes and bonds are actively traded and valued using quoted market prices. Participant-directed brokerage accounts are mainly comprised of these types of investments, and as a result, are classified as Level 1.

Level 2 inputs: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets in markets that are not active, and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk, and default rates.

Common collective trusts are portfolios of underlying assets held by investment managers and are valued at the unit value reported by the investment managers as of the end of each period presented. Corporate bonds, asset and mortgage-backed securities, U.S. government treasury and agency notes and bonds, and other debt securities are valued using quoted market prices. These securities do not trade with sufficient frequency and volume, however, and therefore their prices are considered a Level 2 input. Interest rate and credit default swaps are valued using forward curves and credit risk spreads observable at commonly quoted intervals.

Level 3 inputs: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The fair value of group annuity contracts is determined by calculating the present value of future contract payments using market-based discount rates. Fair market value of synthetic investment contracts is estimated to be the difference between the current cost and replacement cost of the wrap contracts, discounted using market yields over the term of the investment. (The underlying investments in the synthetic investment contracts are assigned a fair value hierarchy based on the level of input of each individual investment.) Participant notes receivable are stated at the outstanding loan balance.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the Master Trust investment assets at fair value on a recurring basis, as of December 31, 2009 and 2008. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. At December 31, 2009, total Master Trust investment assets at fair value classified within Level 3 were $62.7 million, and consist primarily of participant notes receivable. At December 31, 2008, total Master Trust investment assets at fair value classified within Level 3 were $148.1 million, and consist primarily of group annuity contracts and participant notes receivable. Such amounts were 2.0% and 5.1% of total Master Trust investments at fair value as of December 31, 2009 and 2008, respectively.

	Investment Assets at Fair Value as of December 31, 2009			
(thousands of dollars)	**Level 1**	**Level 2**	**Level 3**	**Total**
Sears Holdings Corporation common shares	$ 173,033	$ -	$ -	$ 173,033
Other common and preferred stock	403,881	125		404,006
Registered investment companies	117,769			117,769
Common/collective trusts		1,433,018		1,433,018
Synthetic investment contracts			778	778
Fixed income securities:				
Corporate bonds		304,126	1,576	305,702
Government-backed and agency bonds		182,294		182,294
Government notes and bonds		275,973		275,973
Other debt securities		68,103		68,103
Short-term investments		15,299		15,299
Collective short-term investment fund		88,051		88,051
Participant-directed brokerage account	37,341			37,341
Participant notes receivable			60,326	60,326
Total investment assets at fair value	$ 732,024	$ 2,366,989	$ 62,680	$ 3,161,693

(thousands of dollars)	Investment Assets at Fair Value as of December 31, 2008 Level 1	Level 2	Level 3	Total
Sears Holdings Corporation common shares	$ 89,122	$ -	$ -	$ 89,122
Other common and preferred stock	268,745			268,745
Registered investment companies	92,298			92,298
Common/collective trusts		1,246,499		1,246,499
Group annuity contracts			82,152	82,152
Synthetic investment contracts			852	852
Fixed income securities	182,537	598,585	2,237	783,359
Swaps		(6,595)		(6,595)
Collective short-term investment fund		256,735		256,735
Participant-directed brokerage account	27,450			27,450
Participant notes receivable			62,810	62,810
Total investment assets at fair value	$ 660,152	$ 2,095,224	$ 148,051	$ 2,903,427

The table below sets forth a summary of changes in the fair value of the Master Trust's Level 3 investment assets for the plan years ended December 31, 2008 and 2009.

(thousands of dollars)	Changes in Fair Value of Level 3 Investment Assets Group Annuity Contracts	Synthetic Investment Contracts	Fixed Income Securities	Participant Notes Receivable	Total
Balance, January 1, 2008	$169,507	$ -	$ 3,485	$ 66,310	$ 239,302
Plan year 2008 changes:					
Realized gains	5,826		15		5,841
Unrealized gains (losses) relating to instruments still held at the reporting date	396		(579)		(183)
Purchases, issuances, and settlements	(93,577)	852	(684)	(3,500)	(96,909)
Transfers in and/or out of Level 3					-
Balance, December 31, 2008	82,152	852	2,237	62,810	148,051
Plan year 2009 changes:					
Realized gains (losses)	7,417		(39)		7,378
Unrealized losses relating to instruments still held at the reporting date	(7,411)	(74)	(24)		(7,509)
Purchases, issuances, and settlements	(82,158)		(598)	(2,484)	(85,240)
Transfers in and/or out of Level 3					-
Balance, December 31, 2009	$ -	$ 778	$ 1,576	$ 60,326	$ 62,680

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Master Trust investments are shares of common/collective trusts managed by State Street Bank and Trust Company ("State Street") and a synthetic investment contract issued and guaranteed by State Street (see Note 2). State Street is the trustee as defined by the Plan and, therefore, transactions with State Street qualify as party-in-interest transactions. Fees for State Street investment management services for the collective short-term investment fund are offset against investment income. Fees incurred by the Master Trust for investment management services for the other State Street common/collective trusts and for the interest rate guarantee on the synthetic investment contract were $1.1 million and $1.2 million for the years ended December 31, 2009 and 2008, respectively.

Effective in 2008, the Master Trust holds a synthetic investment contract issued and guaranteed by ING Life Insurance and Annuity Company ("ING Life") (see Note 2), which is related to the Plan's recordkeeper through its parent, ING Group. Fees paid to ING Life were $0.2 million and $ 0.1 million for the years ended December 31, 2009 and 2008, respectively.

The Master Trust holds shares of common stock of Sears Holdings Corporation, parent of the sponsoring employer. At December 31, 2009 and 2008, the Master Trust held 2,073,498 shares with a fair value of $173.0 million and a cost basis of $204.1 million, and 2,292,840 shares with a fair value of $89.1 million and a cost basis of $237.1 million, respectively. Holdings has not paid dividends on its common stock since inception.

6. INCOME TAXES

In the Plan's latest determination letter, dated January 22, 2003, the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. However, in that determination letter, the IRS instructed that a minor amendment to the Plan be made retroactively to January 1, 2000. The Plan was amended in accordance with IRS instructions. Also, the Plan has been further amended subsequent to the receipt of the IRS determination letter. The Plan was submitted on January 30, 2009 to the IRS for a determination with respect to its ongoing tax-qualified status, which letter was submitted in accordance with the staggered determination letter application process.

The Plan Administrator and the Plan's Benefits Counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and is tax-exempt; therefore, no provision for income taxes has been included in the accompanying financial statements. However, the Plan Administrator identified certain insignificant errors in the operation of the Plan, which the Plan Administrator is in the process of resolving in accordance with the IRS Employee Plans Compliance Resolution System program.

7. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Master Trust's Bond Fund investment manager as follows:

Foreign Currency Exchange Contracts - The Master Trust enters into forward contracts to purchase and sell foreign currencies in the normal course of its investing activities to manage the currency exposure associated with the Master Trust's foreign equity and fixed income investments. The terms of the contracts generally do not exceed one year. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.

The Master Trust reflects the fair value of all forward contracts as an asset or liability in its statements of net assets. The fair values associated with the foreign currency contracts have been estimated by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting date. In the financial statements of the Master Trust, forward contracts to purchase foreign currency are shown as currency contract receivables and forward contracts to sell foreign currency are shown as currency contract payables. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Futures Contracts - The Master Trust enters into futures contracts in the normal course of its investing activities to manage market risk associated with fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the Master Trust's statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2009 and 2008, the Master Trust was a party to futures contracts held for trading purposes for U.S. Treasury Bonds, U.S. Treasury Notes, Eurobonds, Eurodollars, Eurocurrency, and Eurosterling. Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Master Trust, depending on the daily fluctuation in the value of the underlying contracts.

At December 31, 2009, the Master Trust had no open futures contracts and no investments of the Master Trust were pledged to counterparties as collateral.

At December 31, 2008, the Master Trust had futures contracts with notional amounts of $72.0 million, which was comprised of futures contracts to purchase (sell) U.S. Treasury Bonds, U.S. Treasury Notes, Eurobonds, Eurodollars, and Eurosterling of ($1.2 million), $30.4 million, $1.0 million, $40.6 million, and $1.2 million, respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Master Trust, but are used in the calculation of cash settlements under the contracts. U.S. Treasury Bonds owned and included in the investments of the Master Trust valued at $4.9 million at December 31, 2008 were pledged to the counterparties as collateral on the futures contracts.

The fair value of the futures contracts in the Master Trust is $0 at December 31, 2008, as settlements are by cash daily. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Credit Default Swaps - The Master Trust enters into credit default swaps to hedge its exposure to certain fixed income investments, as well as to synthetically replicate the returns of certain fixed income investments. A credit default swap is a contract that involves the payment or receipt of an annual default premium for a specific issuer of corporate bonds and requires the party receiving the premium to pay the notional value of the corporate bonds if the issuer defaults. Swap contracts are entered into directly between the parties and consequently involve counterparty credit risk. The investment manager's policy is to execute swaps only with counterparties whose credit rating is A+ or better.

At December 31, 2009, the Master Trust held no credit default swaps and no investments of the Master Trust were pledged as collateral to the Master Trust's brokers.

At December 31, 2008, the Master Trust held credit default swaps with a total fair value of $(6.3) million based on the mark-to-market value of the various underlying credit indices and corporate entities. The Master Trust held credit default swaps with notional amounts of $34.4 million at December 31, 2008, including those for which protection was (purchased) sold and with potential (income) loss in the event of default as follows: U.S. Investment Grade Credit Fixed Income Index, ($6.4 million) and $28.0 million; U.S. High Yield Fixed Income Index, $8.9 million; ABX Sub Prime Mortgage Index, $ .9 million; and various corporate bonds, $3.0 million.

At December 31, 2008, cash owned and included in the investments of the Master Trust, with a value of $7.5 million, was pledged as collateral to the Master Trust's brokers as performance security on credit default and other swaps.

Changes in the fair value of credit default swaps are accounted for as net appreciation (depreciation) in the fair value of assets.

8. OTHER MATTERS

In re: Sears, Roebuck and Co., et al. Securities Litigation - On and after October 18, 2002, several actions were filed in the United States District Court for the Northern District of Illinois ("Court") against Sears, Roebuck and Co. ("Sears") and certain officers alleging that certain public announcements by Sears concerning its credit card business violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Court consolidated the actions and certified the consolidated action as a class action. The parties entered into a settlement agreement ("Sears Securities Settlement") that was signed by the Court on January 8, 2007 and entered January 10, 2007. As a purchaser of Sears securities from October 24, 2001 through October 17, 2002, the Plan fit the description of a class member. The Company engaged an independent fiduciary to act on behalf of the Plan, which independent fiduciary filed a claim under the Sears Securities Settlement on behalf of all affected Plan participants. In accordance with the plan of allocation, the Claims Administrator (i.e., The Garden City Group, as appointed under the settlement agreement) calculated the allocation of the settlement attributable to each Plan participant which amount was deposited with the Trustee on January 9, 2008, in an account through which funds are cleared to the Master Trust and Plan. After an offset of reasonable administrative expenses (consistent with ERISA) and an adjustment for interest earned, the Plan Administrator allocated the net settlement of $4.6 million into each class member's individual account under the Plan in December 2008. The settlement proceeds have been reported by the Master Trust as Other Income. The Plan Administrator also sent explanatory distribution notices to each class member who received an award.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	December 31	
(thousands of dollars)	**2009**	**2008**
Net assets available for benefits per the financial statements	$ 3,180,523	$ 2,831,245
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	9,489	(15,697)
Net assets available for benefits at fair value per Form 5500	$ 3,190,012	$ 2,815,548

The following is a reconciliation of the increase (decrease) in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2009 and 2008:

(thousands of dollars)	2009	2008
Net increase (decrease) in net assets available for benefits per the financial statements	$ 349,278	$ (1,179,208)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:		
Current year	9,489	(15,697)
Prior year reversal	15,697	8,333
Net income (loss) per Form 5500	$ 374,464	$ (1,186,572)

******

APPENDIX A

Schedule of Assets (Held at End of Year)

SEARS HOLDINGS 401(k) SAVINGS PLAN

APPENDIX A

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2009

Identity of Issuer, Borrower, or Similar Party	Description of Investment	Current Value
* **PARTICIPANT LOANS**	Participant loans earning interest from 4.25% to 10.50%, maturing from 2010 - 2024	$ 59,840,945

This schedule does not include all the Plan's investments in the Sears Holdings 401(k) Savings Plan Master Trust

Note: Cost information is not required for participant-directed investments and is, therefore, not included.

* Sponsored by a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SEARS HOLDINGS 401(K) SAVINGS PLAN

By: Sears Holdings Corporation Administrative Committee, Plan Administrator

By: /s/ William K. Phelan

William K. Phelan
Member of Administrative Committee and Senior Vice President, Controller and Chief Accounting Officer of Sears Holdings Corporation

Date: June 25, 2010

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP.

Exhibit No. 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-141713 of Sears Holdings Corporation on Form S-8 of our report dated June 25, 2010 relating to the financial statements and supplemental schedule of Sears Holdings 401(k) Savings Plan (the "Plan") appearing in this Annual Report on Form 11-K of the Plan for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Chicago, Illinois
June 25, 2010